FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-226082-01

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Sent: Monday, February 11, 2019 1:11 PM
Subject: GSMS 2019-GC38 -- Price Guidance (Public)(external)

GSMS 2019-GC38 -- Price Guidance (Public)(external)

$661.888mm Fixed Rate CMBS Offering

Lead Manager and Sole Bookrunner: Goldman Sachs & Co. LLC and Citigroup

Co-Manager: Academy Securities and Drexel Hamilton

						Target
Class	S&P/Fitch/KBRA	Size($mm)	WAL(yr)	C/E	Guidance	$px
A-1	AAA(sf)/AAAsf/AAA(sf)	9.271	2.53	30.000%	S+33a	100-00
A-2	AAA(sf)/AAAsf/AAA(sf)	77.492	4.75	30.000%	S+62a	103-00
A-3#	AAA(sf)/AAAsf/AAA(sf)	190.000	9.72	30.000%	A4-2bps	101-00
A-4#	AAA(sf)/AAAsf/AAA(sf)	235.678	9.82	30.000%	S+91-92	103-00
A-AB	AAA(sf)/AAAsf/AAA(sf)	17.070	7.35	30.000%	S+76-77	103-00
A-S	AA(sf)/AAAsf/AAA(sf)	60.515	9.86	22.000%	S+110a	103-00
B	NR/AA-sf/AA(sf)	36.877	9.91	17.125%	S+125a	103-00
C	NR/A-sf/A-(sf)	34.985	9.95	12.500%	S+175a	103-00

# Final A-3 and A-4 class sizes subject to change.  The A-3 could range from $50mm to $190mm; the A-4 could, in turn, range from $235.678mm to $375.678mm. Please see footnote (6) in the attached term sheet for a discussion of the corresponding WALs and principal windows.

Collateral Summary

Initial Pool Balance:	$756.444mm
Number of Mortgage Loans:	36
Number of Mortgaged Properties:	53
Average Cut-off Date Mortgage Loan Balance:	$21.012mm
Weighted Average Mortgage Interest Rate:	4.85792%
Weighted Average Remaining Term to Maturity (mos):	112
Weighted Average Remaining Amortization Term (mos):	359
Weighted Average Cut-off Date LTV Ratio:	55.8%
Weighted Average Maturity Date LTV Ratio:	53.0%
Weighted Average Underwritten DSCR Ratio:	2.06x
Weighted Average Debt Yield on Underwritten NOI:	11.1%
% of Mortgage Loans with Mezzanine Debt:	14.1%
% of Mortgage Loans with Subordinate Debt:	0.0%
% of Mortgage Loans with Preferred Equity:	2.0%
% of Mortgaged Properties with Single Tenants:	26.3%

Property Type:	22.7% Retail, 19.7% Office, 14.1% Mixed Use, 13.6% Industrial, 12.1% Multifamily, 8.9% Self Storage, 8.8% Hospitality,

Top 5 States:	24.6% NY, 15.3% CA, 13.1% TX, 12.3% IL, 7.1% OH

Anticipated Timing

Anticipated Pricing:	Week of Feb 11th (Likely Tues, Feb 12th)
Anticipated Closing:	Feb 27, 2019

Third Party Systems

Bloomberg
Deal Name:	GSMS 2019-GC38
Password:	19GSGC38

Trepp
Deal Name:	GSMS 2019-GC38
Password:	19GSGC38

Intex
Deal Name:	GS219G38
Password:	2ainin0v2f1m1u7u

The depositor has filed a registration statement (including a prospectus) with the SEC  (SEC File No. 333-226082) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526 or by email to prospectus-ny@gs.com ..

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